UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39535

SHARECARE, INC.

(Exact name of registrant as specified in its charter)

255 East Paces Ferry Road NE, Suite 700

Atlanta, Georgia 30305

(404) 671-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.0001 par value

Warrants, each warrant exercisable for one share of common stock, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     Common stock: 1*

Warrants: 33

* On October 22, 2024, Sharecare, Inc., Impact Acquiror Inc., a Delaware corporation (“Parent”), and Impact Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), completed the transactions contemplated by the previously announced Agreement and Plan of Merger, dated as of June 21, 2024 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement, at the effective time of the meger, Merger Sub merged with and into the Company, with Sharecare, Inc. surviving the merger as a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sharecare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SHARECARE, INC.

Date: November 4, 2024	By:	/s/ Carrie Ratliff
Name: Carrie Ratliff
Title: Chief Legal Officer